Exhibit 99.44

CIFinancial July 8, 2019 A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Important Information This presentation contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise. This presentation contains non-IFRS financial measures, such as free cash flow, net debt, and adjusted EBITDA, that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. However, management uses these financial measures and also believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI’s results. These non-IFRS measures are described and/ or reconciled to the nearest IFRS measure in CI’s Management’s Discussion and Analysis available at www.cifinancial.com. Figures exclude non-controlling interest, where applicable.

Agenda •Highlights •Financial results •Business updates: – Sales (retail and institutional) – Wealth management (Assante and Stonegate) – Investment management – Digital strategy •Strategic priorities [ 1 ]

S&P 500 & TSX Composite

(Total Index Returns, October 1, 2018 - March 31, 2019)

- Worst RSP season in more than a decade
- ~60% decline in industry net sales (Q1-19 vs. Q1-18)
- Significant growth in other products



TSX
S&P 500
Sep '18
Oct '18
Nov '18
Dec '18
Jan '19
Feb '19
Mar '19

Source: Bloomberg and IFIC

CI Financial
[2]

CI Financial •Executing on long-term strategy •Business continues to operate well •Highest priority is to return to positive net sales •Maintaining strict control over discretionary expenses [ 3 ]

Financial Highlights

[millions, except per share]	Q1-2019	Q4-2018	Q1-2018	Change QoQ	Change YoY
Average AUM	$128,887	$129,316	$141,870	0%	-9%
Ending AUM	$131,309	$124,360	$139,223	6%	-6%
Assets under advisement	$45,644	$41,813	$42,658	9%	7%
Net income	$140.0	$140.3	$159.0	0%	-12%
per share	$0.58	$0.57	$0.59	2%	-2%
Free cash flow	$143.5	$156.5	$166.9	-8%	-14%

CI Financial

[4]

SG&A (in $millions) •Reducing spend on mature business and reinvesting in growing lines of business 140 135 132.9 130 125 120 115 128.9 127.3 123.5 126.1 110 Q1-2018Q2-2018Q3-2018Q4-2018Q1-2019 [ 5 ]

Free Cash Flow & Return to Shareholders

(in $millions)



300
250
200
150
100
50
–
156
153
189
160
61
167
163
169
157
144
95
94
61
45
44
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Free Cash Flow
Dividends
Buybacks

CI Financial [6]

Debt (in $millions) 1,800 1,500 Gross Debt to EBITDA* 1,4291,444 1,366 1,5041,529 3.00 2.50 1,200 900 600 300 1,053 1,126 Net Debt to EBITDA* 1,2091,255 1,268 2.00 Debt to EBITDA* ratio 1.00 0.50 – Q1-2018 – Q2-2018Q3-2018Q4-2018Q1-2019 Net Debt Gross Debt *Reflects EBITDA adjusted for provisions, where applicable [ 7 ]

CI Financial [ 8 ]

Canadian Retail Sales (in $millions, excludes closed business) •Industry slowdown •Performance •Asset mix 6,000 4,000 2,000 Redemptions Gross Sales •High sales activity •Product launches positively received – (2,000) (4,000) Q1-2018 Net Sales Q2-2018Q3-2018Q4-2018Q1-2019 [ 9 ]

Canadian Institutional Sales (in $millions) •Investment management •Integration of institutional platforms •Shift in asset allocation 1,500 1,000 500 – (500) Q1-2018 Redemptions Gross Sales Net Sales Q2-2018Q3-2018Q4-2018Q1-2019 [ 10 ]

GSFM •Shift of assets to retail •Cambridge launched in Australia •Munro successful in Australia and Canada [ 11 ]

Assante & Stonegate •Delivering sales results well ahead of industry •High net worth – continued strong growth •Strategic priority: double size of business in five years [ 12 ]

Investment Management •Improved 1-year and 3-year performance •Long-term performance remained strong •Conservative positioning reduced volatility for clients over past two quarters [ 13 ]

Digital Strategy Core strategy: fully integrated distribution platform No adviceAdvice Supporting technology: [ 14 ]

Strategy & Priorities 1)Intend to return to positive net sales 2)Continued expansion of CI’s distribution platform 3)Invest in business, where appropriate 4)Reduce complexity 5)Financial prudence [ 15 ]